 Exhibit 99.35

Nouveau Monde Successfully Closes the Financing Transactions with Pallinghurst

•	Overwhelming shareholder support for financing transactions with Pallinghurst, with record voting participation

•	Nouveau Monde is now well-funded to continue the implementation of its battery-grade graphite strategy, including the development of highly sustainable anode material for lithium-ion batteries

•	Nouveau Monde is set to become the western world’s largest producer of battery-grade graphite – benefitting from clean and affordable hydro electricity

•	Transactions reinforce the long-term commitment from cornerstone shareholder, The Pallinghurst Group

SAINT-MICHEL-DES-SAINTS, Québec, Aug. 28, 2020 -- Nouveau Monde Graphite (“Nouveau Monde”, “NMG”, or “the Company”) (TSXV: NOU; OTCQX: NMGRF; Frankfurt: NM9) is pleased to announce that it has closed the financing transactions with Pallinghurst Graphite Limited (“Pallinghurst”) (see press release on July 15, 2020) which were approved at the annual general and special meeting held yesterday (the “Meeting”). The financing transactions totaling C$20 million will fund the next phase of NMG’s development, focused on lithium-ion battery material.

The electric vehicle and stationary energy storage revolution continues to gain momentum globally – and graphite is a critical input material for these technologies. With its high-purity product and planned carbon-neutral operations thanks to Québec’s hydropower, Nouveau Monde is exceptionally well-positioned to be the western world’s green and sustainable preferred supplier.

Upon closing the transactions, Nouveau Monde has significantly strengthened its balance sheet, having issued a C$15 million secured convertible bond to Pallinghurst (the “Bond Transaction”) and sold a net smelter return royalty on the Matawinie graphite project to Pallinghurst in exchange for the cancellation of the existing approximately C$5 million debt facility (the “Royalty Transaction” and together with the Bond Transaction, the “Transactions”). With growing interest in the battery materials sector and the recent milestones reached in Nouveau Monde’s projects, the Meeting experienced record shareholder participation since the foundation of NMG, nearing 55% of common shares voted. The Company received extremely strong shareholder support for the Transactions and the creation of a new control person, being Pallinghurst, with approximately 98% of the votes cast in favour.

Eric Desaulniers, President and Chief Executive Officer commented: “Significant support from our shareholders coupled with long-term commitment from Pallinghurst to bring our projects to market strengthen our position as we embark on the next phase of our development. The COVID headwinds have not halted the exponential growth in lithium-ion battery demand and we are in an ideal position to cater to the markets with our low carbon-footprint graphite materials.”

Arne H. Frandsen, Co-founder of Pallinghurst and Director of Nouveau Monde added: “The electric vehicle and clean energy revolution is gaining momentum globally. The winners will be the companies with the lowest-cost, highest-purity products that can be produced in a responsible and environmentally friendly manner, such as Nouveau Monde. Through this investment, we have reinforced our commitment to Nouveau Monde and more broadly to Québec, as a world-class destination for battery materials. Pallinghurst looks forward to being a catalyst for the development of Nouveau Monde, as a cornerstone for Québec’s broader battery hub strategy.”

Additional Disclosure – Bond Transaction

The secured convertible bond (the “Bond”) is a three-year instrument for C$15 million. The principal amount, together with all accrued and unpaid or uncapitalized interest under the Bond, will become payable on the date that is 36 months following the issuance of the Bond.

At any time, Pallinghurst has the right to convert all or a portion of the Bond into such number of common shares of Nouveau Monde equal to the principal amount being converted, divided by the conversion price of C$0.20 per common share. Pallinghurst also has the right to convert all or a portion of any accrued and unpaid or uncapitalized interest under the Bond into common shares of Nouveau Monde at the market price of the common shares (as defined in the Bond) at the future time of conversion subject to TSXV approval at such time. The Bond (and the common shares the Bond may be converted into) are subject to a hold period of four months from the date of issuance of the Bond, expiring on December 28, 2020, in accordance with applicable Canadian securities laws.

Concurrently with the issuance of the Bond, Nouveau Monde issued to Pallinghurst common share purchase warrants entitling Pallinghurst to purchase up to 75,000,000 common shares of Nouveau Monde, at a price of C$0.22 per common share for a period of 36 months from the issuance date of the warrants (the “Warrants”). The Warrants (and the underlying common shares) are subject to a hold period of four months from the date of issuance of the Warrants, expiring on December 28, 2020, in accordance with applicable Canadian securities laws.

The proceeds of the Bond Transaction will be used for the development of the Matawinie graphite property and general working capital purposes of Nouveau Monde.

Additional Disclosure – Royalty Transaction

Nouveau Monde issued a 3.0% net smelter royalty (the “Royalty”) over the Matawinie graphite property to Pallinghurst for an aggregate purchase price of approximately C$4.3 million. For a period of three years following issuance thereof, the Royalty is subject to a 1.0% buy back right in favour of Nouveau Monde for a buy-back price of approximately C$1.3 million plus an amount equal to interest accrual at a rate of 9.0% per annum from and after the closing of the Royalty Transaction up to the buyback date.

Pursuant to the Royalty, Pallinghurst has the right, for a period of three years following closing of the Transactions, to request that the Royalty be converted into a graphite stream agreement or other similar forward purchase agreement, provided that Nouveau Monde will not be required to complete any such conversion if such conversion could have a negative impact on the Company.

The purchase price for the Royalty was satisfied by setting-off all principal and accrued interest amounts owing by Nouveau Monde to Pallinghurst under the promissory note dated June 27, 2019 in the principal amount of C$2 million and the promissory note dated March 16, 2020 in the principal amount of C$2 million, each of which was cancelled.

Related Party Disclosure

Pallinghurst owns, or exercises control or direction over, more than 10% of the outstanding voting securities of Nouveau Monde and as such, Pallinghurst is a related party of the Company, and the Transaction is considered to be a “related party transaction” for purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions and Policy 5.9 – Protection of Minority Security Holders in Special Transactions of the TSXV. The Transaction is exempt from the formal valuation requirement on the basis of Section 5.5(b) as the securities of Nouveau Monde are not listed on any of the specified markets. The board of directors of Nouveau Monde has unanimously approved the Transaction, with Arne H. Frandsen and Chris Shepherd having declared a conflict of interest in, and abstaining from voting on, the matters being considered.

Pallinghurst currently owns 52,350,000 common shares of Nouveau Monde representing 19.99% of the issued and outstanding common shares. Assuming the conversion in whole of the Bond, Pallinghurst would own 127,350,000 common shares of Nouveau Monde representing 37.80% of the issued and outstanding common shares. In addition, assuming the conversion in whole of the Bond and the exercise in full of the Warrants, Pallinghurst would own 202,350,000 common shares of Nouveau Monde representing 49.12% of the issued and outstanding common shares.

Additional information regarding the terms of the Transactions are set out in the Management Proxy Circular, dated July 27, 2020, which is available on the Company’s website or under NMG’s profile at www.sedar.com.

Other Matters Approved at the Meeting

At the Meeting, the following directors were all re-elected to the board: Yannick Beaulieu, Daniel Buron, Eric Desaulniers, Arne H. Frandsen, Nathalie Jodoin, Marc Prud’homme, Pierre Renaud and Christopher Shepherd.

Shareholders also appointed PricewaterhouseCoopers S.R.L./S.E.N.C.R.L. as NMG’s external auditor and have renewed the Stock Option Plan of NMG.

ABOUT Nouveau Monde Graphite

Nouveau Monde Graphite is developing the Matawinie graphite mining project, located in Saint-Michel-des-Saints, 150 km north of Montréal, QC. NMG’s Feasibility Study revealed strong economics with projected graphite concentrate production of 100,000 tonnes per year, with an average concentrate purity of 97%, with a long life of mine. Nouveau Monde operates a demonstration plant where it produces concentrated micronised and spheronised flake graphite, which is being sent to potential North American and international clients for the qualification of its products, with the development of a purification demonstration plant also underway. Nouveau Monde is planning a vertically-integrated, large-scale graphite transformation facility, catering to the needs of the accelerating electric vehicle and lithium-ion battery industry. Dedicated to high standards of sustainability, the Matawinie graphite project will be the first of its kind to operate an all-electric, low-carbon open-pit mine, using Québec’s abundance of hydropower.

Media	Investors
Julie Paquet	Christina Lalli
Director, Communications	Director, Investor Relations
450-757-8905 #140	438-399-8665
jpaquet@nouveaumonde.ca	clalli@nouveaumonde.ca

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to, statements regarding (i) the exercise by Pallinghurst of its conversion right under the Bond, (ii) the exercise by Pallinghurst of all or a portion of the Warrants, (iii) the exercise by Nouveau Monde of its buyback right, (iv) the conversion of the Royalty into a stream or other similar forward purchase agreement, and (v) generally, or the “About Nouveau Monde Graphite” paragraph which essentially describe the Nouveau Monde’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on necessarily based upon a number of estimates and assumptions that, while considered reasonable by Nouveau Monde as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies, including those identified and as described under the heading “Risk Factors” in Nouveau Monde’s most recent annual information form and other filings with Canadian securities regulators, which may be viewed at www.sedar.com. These estimates and assumptions may prove to be incorrect. Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. Nouveau Monde disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.